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                                                                   Exhibit 23.2



CONSENT OF DELOITTE AND TOUCHE

We consent to the use in this Registration Statement of Ashanti Goldfields Company Limited on Form F-1 of our report dated June 28, 2002, except for note 31 as to which the date is November 25, 2002, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of profit/loss attributable to shareholders and the determination of shareholders' equity) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading and "Experts" in such Prospectus.


/s/ Deloitte & Touche
DELOITTE & TOUCHE
Accra, Ghana
6 December 2002